March 10, 2016

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:            Application Amendment, File Number:  812-14620

Dear Commissioners:

I am submitting this filing to amend application file number 812-14620 to add co-registrants Transamerica Life Insurance Company, WRL Series Life Corporate Account, and Transamerica Premier Life Insurance Company.

Please contact the undersigned at (319) 355-6115 if you have any questions about this filing.

Sincerely,
__/s/ Karen B. Carpenter_______________
Karen B. Carpenter Assistant Vice President